BANCOLOMBIA ANNOUNCES APPOINTMENT OF CHIEF HUMAN RESOURCES OFFICER

Medellin - Colombia, April 22, 2013

At a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) appointed Mr. Luis Arturo Penagos Londoño as Chief Human Resources Officer.

Mr. Penagos holds a public accountant degree from Universidad de Antioquia – Medellín, a postgraduate degree in finance from Universidad EAFIT, a master’s degree in administration from Universidad EAFIT, and he has been an international ontological coach since 2011.

Mr. Penagos has been affiliated with Bancolombia since 1993, performing roles such as, comptroller of Conavi, Chief Internal Auditor and Chief Administrative Officer.

Mr. Augusto Restrepo Gómez, who was performing the role of Chief Human Resources Officer, will now lead the acquisition and integration of HSBC Panama.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837